Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.:  001-39760

Date: March 16, 2021

Operator:

Good day, ladies and gentlemen, thank you for standing by. FinTech Acquisition Corp. V and eToro Group Ltd. refer participants on this call to the press release and the investor presentation for this transaction, and FinTech Acquisition Corp. V’s filings with the SEC for a discussion of the risks that can affect the business combination, their respective businesses, and the business of the combined company after completion of the proposed business combination. FinTech Acquisition Corp. V and eToro specifically refer participants to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties which, if they materialize, could materially affect results.

Forward-looking statements include, but are not limited to, eToro and FinTech Acquisition Corp. V’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing or completion of the transaction. Forward-looking statements are subject to risks, uncertainties and assumptions, which, if they materialize, could materially affect results, and such forward-looking statements do not guarantee performance and neither eToro nor FinTech V gives such assurances. eToro and FinTech Acquisition Corp. V are under no obligation, and expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

I will now turn the call over to Betsy Cohen, Chairman of the Board of Directors of FinTech Acquisition Corp. V.

Betsy Cohen:

Hello and thank you for joining us. This is our platform’s eighth SPAC, and we are delighted to be partnering with eToro as it transitions from a private to a public company.

As with our prior SPACs, we searched for a company with outsized growth, a large addressable market opportunity and excellent management. eToro has all three. Since its inception in 2007, eToro has grown into a robust and global social trading platform in which users can share trade ideas and learn from others. Over the last several years, eToro has solidified its leading position outside the U.S., outlined its plans for the U.S. market, and diversified its income streams. It is now at an inflection point of growth.

The enterprise value for eToro of $9.6 billion implied by the transaction equates to 9.7 times the estimated net revenues for 2022 – a multiple below publicly-traded companies in comparable segments.

In order to align with long-term value creation at eToro, the transaction includes a price and time based price adjustment component. Additionally, the sponsor group has an equity incentive which also reflects certain time and price based vesting criteria.

To share more about eToro’s well-positioned business model, I pass the microphone to eToro’s Co-Founder and CEO, Yoni Assia. Yoni?

Yoni Assia:

Thanks very much, Betsy. The eToro team and I have a great deal of respect for the FinTech group and we are proud to partner with them for our next stage of growth. We founded eToro with the vision of opening the global markets for everyone to trade and invest in a simple and transparent way. Today, eToro is the world's largest social investment network with over 20 million registered users from over 100 countries. Our social investment network offers users a choice of which assets to invest in, from commission-free fractional shares through to crypto assets, and also a choice of how to invest. Users can trade directly themselves, invest in a smart portfolio, or replicate the investment strategy of a popular investor on the platform.

2020 was an exciting year for eToro, with rising retail investor engagement all around the world. We added more than 5 million new registered users to our social community, and generated gross revenues of $605 million, representing year-over-year growth of 147%. Today, we have over 1.2 million funded brokerage accounts from all over the world and over 1,100 employees across our global offices.

Over the past 14 years, we have built a seasoned management team across multiple disciplines from online brokerage, technology, marketing and data sciences. As our business has grown, we've also added former regulators as senior advisors to help us grow our business responsibly.

Through our “CopyTrading” platform and with the click of a button, eToro investors can choose an amount starting with $200, and copy a popular investor on eToro. The platform then replicates that investor’s entire portfolio in the same proportion. And every time that popular investor trades, the same trade in the same proportion and at the same price gets executed in the copied portfolio.

Another key differentiating factor is our footprint. eToro is one of the few high-growth digital fintech platforms that offers its services globally. We are regulated in the U.K., Europe, Australia and the U.S., and have clients from more than 100 countries. Our headquarters are in Israel, where our main R&D center is located.

eToro was the first regulated brokerage in Europe to offer bitcoin back in 2013. Since then we have significantly expanded our crypto offering and we continue to innovate in this space. In 2019, we turned our focus to becoming the first broker dealer to offer commission-free stock investing globally, which prepared us well for the rise of the retail investor in 2020 and beyond.

It took us nine years to bring the first 5 million registered users on to the eToro platform. Last year alone we added an additional 5 million users, and we see momentum accelerating in 2021 as a new generation of investors continue to discover the global markets. In 2019, monthly registrations averaged 192,000. In 2020, that grew to 440,000, and in January 2021 alone we added more than 1.2 million new registered users to the social network.

In 2019, we executed 8 million trades per month on average for the year. That number grew to 27 million in 2020, and in January 2021 alone we saw more than 75 million trades executed on the eToro platform.

We believe we remain in the early stages of a generational shift, with a unique confluence of circumstances accelerating the rise of retail participation in markets, including a low interest rate environment. This shift is driving global interest in the markets and the importance of investing in diverse assets.

We maintain high conviction in both crypto as an asset class within a diversified portfolio, and in the underlying blockchain technology. We've made several acquisitions over the past two years to cement our technology leadership in blockchain, and launched our own exchange and mobile blockchain wallet preparing for the tokenization of more assets in the future.

Our eToro Club offering starts with investors with more than $5,000 in their account. As assets grow, investors gain access to more benefits and premium content and products. Not surprisingly, there is a linear correlation between membership across clubs and the median age of our customers.

Turning to an overview of the product, users from across the globe can download our mobile app and join our social network in seconds. They can start with a virtual account, and access the social network to invest with virtual money and communicate and collaborate with other investors.

They can then fund their account and trade commission-free stocks, crypto and other assets, while improving their investing through educational materials and access to insights on how to become more successful investors. Users interact and engage with other users and have the ability to copy other investors including our Popular Investors. These Popular Investors are users with strong track records who get paid a percentage of the assets copying them. In addition, we plan to launch additional products that may include a subscription model in the future.

Using the same patented technology of copy trading, we leveraged insights from the millions of trades executed every day on our platform to launch our own smart portfolios. Our Chief Investment Office identifies trends based on user trading patterns, and creates portfolios based on that data. These portfolios are managed by our investments team, and enable users to diversify their own portfolios with the click of a button, and invest in a basket of stocks based on a specific theme or group of successful investors.

In line with our goal of creating a holistic customer experience, in 2021 we plan to introduce an eToro debit card, which will enable a frictionless experience of transferring money in and out of the platform.

Turning to our geographic footprint, our business in the U.S. has grown significantly over the last couple of months. In 2019, we launched our crypto and social trading offering in the U.S., and in 2020 we received approval from FINRA for a broker-dealer license which will allow us to launch stock investing in the second half of 2021.

We're building eToro as a global brand through dynamic marketing, with a strong focus on online technology driven channels, and using our vast amounts of data to continually optimize our marketing strategy. In 2017, we spent $103 million on marketing, which generated cumulative revenues of more than $600 million. In 2020, we spent more than $220 million on marketing. That cohort of customers has already generated more than $250 million in revenues – more than covering marketing expenses for the year – and is expected to generate about $1 billion in cumulative revenues from 2020 to 2025, translating into more than a four and a half times return on investment.

Our business model is quite straightforward. 87% of our total revenue in 2020 was generated by trading revenue, which represents the difference between the buy and sell prices of assets. The residual revenue was derived from interest income from margin positions, currency conversion and other income.

Stepping back, eToro is a truly diversified, multi-asset investment platform. While we grew our business significantly in 2017 and 2018 during the first crypto rally, we expanded our equities business which grew from 11% of revenues in 2017 to 44% in 2020, while crypto accounted for just 16%.

So with that, I'm happy to introduce Shalom Berkovitz, our CFO and Deputy CEO to touch on historical financials as well as our projections through 2025.

Shalom Berkovitz:

Thank you Yoni. I would like to start by walking through our Income Statement over the past five years. Our revenue grew 300% between 2016 and 2019 and then an additional 147% between 2019 and 2020.

Marketing costs in 2020 represented 38% of revenues, which was entirely covered by the revenues generated from new funded accounts last year. This investment will continue to contribute to future periods’ revenues as mentioned earlier. Other operating expenses in 2020 were significantly higher than previous years as we continued to strengthen our R&D, operations, and customer support around the world. We grew total headcount by 300 new employees last year representing 40% growth year-over-year. Payment processing fees are derived from customer deposits and withdrawals. Accelerating growth in new funded accounts and in activity of existing clients drove higher deposit levels, and therefore higher payment processing fees.

Over the last four years, eToro’s accumulated EBITDA was over $400 million. And we have seen strong growth continue in January and February of this year.

Turning to our forecasts, given the ongoing uncertainty in the global economy, we assume Average Revenue Per User, or ARPU, and retention rates for new funded accounts to remain below historical averages over the past four years, and well below the numbers of recent months.

Since we launched our commission-free stocks offering along with the rising interest in crypto assets, we’ve seen significant growth in related revenues. Furthermore, the average client account size was nearly three times higher in 2020 compared to 2019.

Focusing on the U.S., our model is based on the historical track record of our crypto offerings and future revenues from stocks and other products consistent with common market practices. Market penetration is expected to be gradual, with our 2021 forecast assuming lower monthly revenue compared to the year-to-date run rate.

Importantly, the model does not include any additional revenues from eToro Money (our debit card), future subscription plans, or other new business lines.

Moving to expenses, our marketing cost assumptions include all online and offline initiatives as well as significantly higher client acquisition costs compared to current levels, which can support less favorable market conditions or lower conversions from registrations to funded accounts.

We forecast operating expenses, excluding payment processing fees, to increase by 52% in 2021 reflecting ongoing increases in headcount and other costs to support our accelerating growth.

Payment processing fees are a direct result of customer deposits. However, we expect the rate of this cost will gradually decrease as we launch our eToro Money debit card first in the U.K. and later in Europe.

In 2021 we plan to invest more than $400 million in marketing, nearly double last year’s expense. Our Time to Return on Marketing Investment, or TROI, remains rapid at less than 6 months to breakeven. That gives us the conviction to continue to invest to drive further market share gains across all of our global markets, building the foundation for future growth.

We forecast the number of funded accounts to approximately double in 2021, and then compound at a stable annual growth rate of at least 30% through 2025. Similarly, we project nearly 70% revenue growth in 2021 reflecting strong performance in January and February, with more conservative assumptions for new funded accounts and ARPU built in for the remainder of the year. From 2022 onwards, we model revenues to grow by 28% to 30%, in line with projected growth of funded accounts.

In 2025, we project revenues to reach $2.5 billion, which represents a 33% Compounded Average Growth Rate from 2020. Marketing expenses will continue to increase, and we expect costs to nearly double from 2021 to 2025. However, marketing expenses as a percentage of revenues are forecast to decrease from 41% this year to 32% in 2025 even as the growth of New Funded Accounts remains robust.

Finally, we project EBITDA of $700 million in 2025 and an EBITDA margin of 32%. As a reminder, our plan only includes moderate growth in the U.S. – we forecast U.S. funded accounts to represent only 18% of the total in 2025. Also, we do not include any revenue from new offerings, which remain a key part of our strategic growth roadmap.

Overall, our forecasts reflect the diversification and growth potential of our existing platform combined with our efficient marketing machine and operational leverage. As a final note, our financials have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

So with that, I'm going to turn it back to Yoni for some concluding remarks.

Yoni Assia:

Shalom, thank you. I'm just going to wrap-up by saying we are extremely excited to embark on our journey to become and thrive as a publicly traded company. Furthermore, I want to express my gratitude for the relentless efforts of all the eToro team members over the past 14 years. It is their collective passion, hard work, drive and determination that has brought us to this moment.

Thank you for listening and we appreciate your interest in eToro.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V (“FinTech V”) and eToro Group Ltd (“eToro”). Forward-looking statements may be identified by the use of words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, are based on various assumptions, whether or not identified in this document, and on the current expectations of eToro’s and FinTech V’s management, are not predictions of actual performance, and are subject to risks and uncertainties.  These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the inability to complete the PIPE investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the price of eToro’s securities may be volatile; the ability to implement business plans and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this document. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond eToro’s and FinTech V’s control.  The inclusion of financial information or projections in this document should not be regarded as an indication that eToro or FinTech V, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this document has been taken from or prepared based on eToro’s historical financial statements. eToro’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with International Financial Reporting Standards. eToro’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. eToro cannot assure you that, had the historical financial information included in this document been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of eToro’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of eToro’s historical financial statements included in this document and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for assets held by eToro’s customers on eToro’s platforms, the method of accounting for revenue attributable to trading in asset classes and jurisdictions where we are not registered as a broker-dealer, off balance sheet items, timing of revenue recognition and asset classification.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement to be distributed to FinTech V’s stockholders in connection with FinTech V’s solicitation of proxies for the vote by FinTech V’s stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective, FinTech V will mail the definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto). Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s final prospectus filed with the SEC on December 7, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.